

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Lewis R. Renollet
President and CEO
Monroe Federal Bancorp, Inc.
24 East Main Street
Tipp City, Ohio 45371

> **Re: Monroe Federal Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2024**
> **File No. 333-280165**

Dear Lewis R. Renollet:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Reference is made to the first paragraph. Indicate whether the quotation on the OTCQB Market is a condition of the offering.

How We determined the Offering Range..., page 4

2.   Please include a subheading for the adjustment disclosure in the penultimate paragraph.

Deadline for Submitting Orders..., page 8

3.   Please clarify that holders of subscription rights will not be allowed to purchase shares unless they have received a prospectus.

We have a high concentration of loans..., page 17

4.   Please disclose that the unemployment rate in your market area is above the national average. We note your disclosure on page 53.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Deposits, page 44</u>

5.   We note your disclosure on page 18 that the increase in core deposits was due primarily to an increase in the balance of an interest-bearing demand account with a commercial customer with a significant deposit relationship and that the balance in this account may fluctuate significantly due to the nature of the customer's business. Please revise your disclosure to include the commercial customer's account balance or percentage of core deposits at each period end, an enhanced description of the nature of the customer's business, and to better describe why the nature of this business causes significant fluctuations in the deposit balance.

<u>Management of Market Risk</u>
<u>General, page 48</u>

6.   We note your disclosure that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in [y]our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk. We also note that you use both an Economic Value of Equity risk model and a Changes in NII risk model to measure your interest rate risk over various time horizons and that at March 31, 2024 the decrease in EVE at the positive 200 and 300 basis point levels exceeded policy limits. Please revise your disclosure to discuss management's procedures for addressing such a breach of internal policy limits. Finally, disclose whether the Asset Liability Committee (referenced in the last sentence on page 79) or another committee is responsible for evaluating interest rate risk and if so, how such committee works with the board.

7.   We note your disclosure that some of the techniques used to manage interest rate risk. In light of the significant commercial customer deposit relationship described on page 44 and the increasing amount of uninsured deposits as of March 31, 2024, please further expand your risk management disclosures to describe the bank's policies and procedures that seek to manage the risks due to fluctuations in the customer's business and in the level of uninsured deposits. In addition, describe any policies or controls regarding your uninsured deposits, such as internal limits on concentrations in uninsured and brokered deposits in total or by type of depositor.

<u>Business of Monroe Federal Bancorp</u>
<u>Commercial Real Estate Loans, page 56</u>

8.   We note your disclosure that commercial real estate loans are secured by both owner-occupied and non-owner-occupied properties including warehouses, storage units, and store fronts. Please revise your disclosures to further disaggregate the composition of your commercial real estate loan portfolio to address any material geographic, borrower type, industry, owner vs. non-owner occupied, or other material concentrations.

<u>Benefits to be Considered Following Completion, page 84</u>

9.   Please remove the first sentence of the bold-face paragraph on page 86, "[t]he tables are provided for informational purposes only."

<u>The Conversion and Stock Offering</u>
<u>Determination of Share Price and Number of Shares to be Issued, page 89</u>

10.   Reference is made to the second paragraph on page 91. Please provide a separate subheading for this discussion. In addition, provide an expanded discussion of the reasons for each market value adjustment as discussed in Part III of the Appraisal Report.

<u>Exhibit 5 - Opinion of Luse Gorman, PC regarding legal of securities being registered, page II-3</u>

11.   We note the statement in the last paragraph of the opinion, "This opinion has been prepared solely for the Company's use in connection with the preparation and filing of the Form S-1..." Please delete this limitation since investors in this offering are entitled to rely upon the opinion. Please refer to Section II.B.3.d Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

<u>Exhibit 99.5, page II-3</u>

12.   Reference is made to the final paragraph of side 2 of the Stock Order Form. Please delete the acknowledgement of "the terms and conditions described in the prospectus..." An investor is not required to read the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ben Phippen at 202-551-3697 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance